UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

30 W. 4th Street

Cincinnati, Ohio 45202

Tel: (513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

F. Mark Reuter

Allison A. Westfall

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

June 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Color Up, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,624,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,624,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON OO (Limited liability company)

1	NAMES OF REPORTING PERSONS Manuel Chavez, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Stephanie Hogue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Jeffrey Osher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS HSCP Strategic III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

This Amendment No. 7 to the Schedule 13D (this “Amendment No. 7”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2021, Amendment No. 2 filed on October 12, 2021, Amendment No. 3 filed on November 8, 2021, Amendment No. 4 filed on November 9, 2021, Amendment No. 5 filed on August 26, 2022, and Amendment No. 6 filed on December 14, 2022 (collectively, the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Mobile Infrastructure Corporation, a Maryland corporation formerly known as The Parking REIT, Inc. (the “Company”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and supplemented by adding the following:

            Pursuant to the Preferred Subscription Agreement (as defined in Item 4 below), the Preferred PIPE Investors (as defined in Item 4 below) will fund $46,000,000 to FWAC to purchase the Series 2 Preferred Stock (as defined in Item 4 below).

Item 4.                 Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following:

Agreements Related to the Reporting Persons’ Common Stock

Preferred PIPE Investment (Private Placement)

On June 15, 2023, HSCP Strategic III, L.P., Harvest Small Cap Partners, L.P., Harvest Small Cap Partners Master, Ltd., entities controlled by Mr. Osher, and Bombe-MIC Pref, LLC, an entity controlled by Mr. Chavez and of which Ms. Hogue is a member (collectively, the “Preferred PIPE Investors”), each entered into a subscription agreement (the “Preferred Subscription Agreement”) with Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC” and, following the conversion of FWAC from a Cayman Islands exempted company to a Maryland corporation, “Surviving Pubco”), pursuant to which, among other things, the Preferred PIPE Investors agreed to subscribe for and purchase, and FWAC agreed to issue and sell to the Preferred PIPE Investors, a total of 46,000 shares of Series 2 Convertible Preferred Stock, par value $0.0001 per share (the “Series 2 Preferred Stock”), of Surviving Pubco at $1,000 per share in a private placement to be conducted by Surviving Pubco for an aggregate purchase price of $46,000,000, on the terms and subject to the conditions set forth therein (the “Preferred PIPE Investment”).

The Series 2 Preferred Stock will convert into approximately 12,534,060 shares of common stock, par value $0.0001 per share (the “Surviving Pubco Shares”), of Surviving Pubco on the earlier of (a) a change of control of Surviving Pubco and (b) thirty (30) days after the date that the Surviving Pubco Shares first become listed on Nasdaq, the New York Stock Exchange or the NYSE American; provided that (x) there has been no

3

suspension or removal from listing during such thirty (30)-day period and (y) such date shall, in no case, occur prior to December 31, 2023. Holders of Series 2 Preferred Stock will be entitled to receive dividends at a cumulative annual rate of 10% during the period between the initial issuance of such shares and the conversion thereof into Surviving Pubco Shares; provided that if the date of distribution occurs prior to the first anniversary of the original date of issuance of such share, the holder of such share of Series 2 Preferred Stock shall receive dividends at a cumulative annual rate of 10.0% of the $1,000.00 per share liquidation preference for a period of one year, which shall be paid in full on the conversion date. Such dividends will be paid in kind and also convert into Surviving Pubco Shares on the earlier of (a) a change of control of Surviving Pubco and (b) thirty (30) days after the date that the Surviving Pubco Shares first become listed on Nasdaq, the New York Stock Exchange or the NYSE American; provided that (x) there has been no suspension or removal from listing during such thirty (30)-day period and (y) such date shall, in no case, occur prior to December 31, 2023.

The Preferred Subscription Agreement contains customary representations and warranties of FWAC, on the one hand, and the applicable Preferred PIPE Investor, on the other hand, and customary conditions to closing. The Preferred Subscription Agreement further provides that Surviving Pubco Shares issued to the Preferred PIPE Investor upon the conversion of the Series 2 Preferred Stock will be subject to a one-year lock-up period. Each Preferred PIPE Investor has certain customary registration rights with respect to the Surviving Pubco Shares issued upon the conversion of the Series 2 Preferred Stock pursuant to the Registration Rights Agreement to be entered into by and among Surviving Pubco, the Company, Fifth Wall Acquisition Sponsor III LLC, a Cayman Islands exempted limited company, certain holders of Surviving Pubco Shares and the Preferred PIPE Investors.

Each of Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. (collectively, the “Initial PIPE Investor”) entered into subscription agreements (collectively, the “Initial PIPE Subscription Agreement”) with FWAC pursuant to which, among other things, the Initial PIPE Investor agreed to subscribe for and purchase, and FWAC agreed to issue and sell to the Initial PIPE Investor, an aggregate of 1,200,000 Surviving Pubco Shares for a purchase price of $10.00 per 1.2 shares, for an aggregate purchase price of $10,000,000, on the terms and subject to the conditions set forth therein. The Initial Subscription Agreement was contemporaneously terminated in connection with the Preferred PIPE Investment.

A copy of the form of Preferred Subscription Agreement is filed with this Statement as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Preferred Subscription Agreement is not complete and is qualified in its entirety by reference to the form of Preferred Subscription Agreement filed herewith, which is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of certain agreements entered into by the Color Up, HS3, Chavez, Hogue, Osher, HSCP and such other parties party thereto and is

4

incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Statement, and incorporated herein by reference.

            Except as set forth in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
1

Form of Preferred Subscription Agreement (Incorporated by reference as Exhibit 99.2 filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 16, 2023)

2	Joint Filing Agreement (incorporated by reference from the Statement filed on September 2, 2021)

3	Power of Attorney (incorporated by reference from the Statement filed on September 2, 2021)
5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2023

Color Up, LLC

By: /s/ Manuel Chavez, III

Name: Manuel Chavez, III

Title:   Chief Executive Officer

/s/ Manuel Chavez, III

Manuel Chavez, III

/s/ Stephanie Hogue

Stephanie Hogue

/s/ Jeffrey Osher

Jeffrey Osher

HSCP Strategic III, L.P., a Delaware limited partnership by: Harvest Small Cap Partners GP, LLC

By: /s/ Jeffrey Osher

Name: Jeffrey Osher

Title: Managing Member

6